Exhibit 99.1

Cellectis SA Combined General Shareholders’ Meeting of May 18, 2015

PARIS--(BUSINESS WIRE)--May 19, 2015--Regulatory News:

The Combined General Shareholders’ Meeting of Cellectis S.A. (Paris:ALCLS) (Alternext: ALCLS – Nasdaq Global Market: CLLS) was held on Monday, May 18, 2015 in Paris, at the Group’s headquarters.

At the end of the meeting, during which more than 75% of votes were exercised, all of the ten resolutions submitted for the shareholders' vote were approved.

In particular, Cellectis’ shareholders voted on:

  the approval of the parent company and consolidated financial statements for the fiscal year ended December 31, 2014;
  term of office renewal of directors Mr André Choulika, Mr David Sourdive and Mr Alain Godard;
  the approval of regulated agreements;
  the authorization of a share repurchase plan and the authorization given to the Board of Directors to retire the shares acquired through it;
  the nomination of a new Director, Mr Jean-Marie Messier.

Jean-Marie Messier, 58 years old, is co-founder and head of Messier Maris & Associés, an investment bank headquartered in Paris and New-York. Messier Maris & Associés is recognized as a leading independent corporate finance advisor in mergers and acquisitions, financial restructuring and equity / debt advisory.

The full results of the vote can be examined on the company’s website (www.cellectis.com).

About Cellectis

Cellectis is a gene-editing company focused on developing immunotherapies based on gene edited engineered CAR-T cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 15 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis S.A. is listed on the Nasdaq Global Market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

CONTACT:
Media contact
Jennifer Moore, Director of Communications
Phone: 917-580-1088
email: media@cellectis.com
or
BMC Communications
Brad Miles
Phone: 646-513-3125
email: bmiles@bmccommunications.com
or
IR contact
Simon Harnest, VP Finance and Investor Relations
Phone: 646-385-9008
email: simon.harnest@cellectis.com